Exhibit 2.1

NON-EXCLUSIVE INTELLECTUAL PROPERTY LICENSING AGREEMENT

This Non-Exclusive Intellectual Property Licensing Agreement (“Agreement”) is made and entered into as of August 26, 2021 (“Effective Date”), by and between Sugarmade, Inc., a California corporation (“Licensor”) and SugarRush 5058, LLC, a California limited liability company (“Licensee”). Licensor and Licensee may be referred to in this Agreement individually as “Party” or collectively as the “Parties.”

RECITALS

A. Licensor has developed and owns or licenses certain Licensed IP as may be listed in Schedule A and/or further defined herein, separate and apart from any ownership or membership interest Licensor may hold in Licensee;

B. Licensee is obtaining all required local and state licensing under Applicable Laws (as defined below) for commercial cannabis operations, including retail delivery sales and otherwise in connection with performing its obligations hereunder, including without limitation, those commercial operations as may be further set forth on Schedule A;

C. Licensee requires and wishes to use the Licensed IP in connection with the marketing and sale of Licensed Products (as defined below) under a non-exclusive license within the Territory (as defined below); and

D. Licensor has agreed to license the Licensed IP to Licensee, subject to the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows.

ARTICLE I

DEFINITIONS

Section 1 Definitions.

“Applicable Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority, including, without limitation, RULLCA, the California Compassionate Use Act, the California Medical Cannabis Regulation and Safety Act, the Adult Use of Marijuana Act, SB 94 and the Medicinal and Adult Use Cannabis Regulation and Safety Act (collectively “MAUCRSA”), and any additional, amended, supplemental or replacement laws or regulations promulgated or enacted by the State of California or any applicable municipal jurisdiction pertaining to cannabis retail delivery sales, cultivation, dispensing, storage, manufacturing, distribution, transportation, testing or other commercial cannabis activities within its jurisdiction; provided, however, that the term “Applicable Laws” shall not include Federal Cannabis Laws as defined herein. “Affiliate” means any entity that Controls, is Controlled by, or is under common Control with a Party.

“Confidential Information” means information (a) identified by the disclosing Party as confidential, or (b) is reasonably understood by the receiving Party to be confidential, and includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium, relating directly or indirectly to a Party’s business processes, owners, financial interest holders, controlling persons, practices, methods, policies, plans, publications, documents, research, operations, services, strategies, techniques, agreements, contracts, terms of agreements, transactions, potential transactions, negotiations, pending negotiations, work-in-process, databases, manuals, records, material, sources of material, supplier information, vendor information, financial information, results, accounting information, accounting records, marketing information, pricing information, design information, payroll information, personnel information, supplier lists, vendor lists, developments, reports, internal controls, security procedures, market studies, sales information, revenue, costs, formulae, product plans, designs, styles, models, ideas, specifications, customer information, customer lists, client information, client lists, manufacturing information, distributor lists, buyer lists, Intellectual Property, Improvements and both the existence and the terms of this Agreement. Licensee’s Confidential Information expressly includes, without limitation, the flavor profiles and the recipes.

“Control” means the (a) direct or indirect ownership of at least fifty percent (50%) of voting securities; (b) power to govern the financial and operating policies of the entity; or (c) power to appoint the management of the entity.

“Federal Cannabis Law” means any U.S. federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale and possession of cannabis, marijuana or related substances or products containing or relating to the same, including, without limitation, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Improvement” means any addition, alteration, change, development, derivative, enhancement, add-on, plug in or any modification to Intellectual Property.

“Intellectual Property (or IP)” includes the following:

(a)	Work product, including without limitation, test results, databases and notebook entries developed or made as a result of the performance of the Agreement (“Data”);

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(b)	Any art or process, method, machine, manufacture, design, formulation, or composition of matter, or any new and useful improvement thereof, or any variety and/or strain of plant, which is or may be patentable under the patent laws of the United States (“Inventions”);

(c)	Standard operating procedures, procurement strategies, product pricing, formulation, recipes, technical information, blueprints, production technology, packaging methodologies, information, distribution and sales networks and skills, including without limitation product cost, markup and profit margins (“Know-How”);

(d)	Brands, trademarks, logos, slogans, trade dress and service marks, whether registered or unregistered (“Marks”);

(e)	Any information whatsoever that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use, and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy and/or which qualifies as a trade secret within the meaning of: (i) California Uniform Trade Secrets Act, as amended, or any successor thereto; and (ii) United States Defend Trade Secrets Act of 2016 (“DTSA” at 18 U.S.C. §1832 et seq.), or any successor thereto (“Trade Secret”);

(f)	Original works of authorship fixed in a tangible medium of expression under the copyright laws of the United States (“Works”).

It is understood that Intellectual Property may fall into multiple categories above – for example and not by way of limitation, an Invention or Know-How may also be a Trade Secret, and vice versa.

“Licensed Intellectual Property (IP)” means (a) any rights that Licensor and Licensor affiliates (including without limitation Nug Avenue, https://nugavenue.com/, SugarRush, or the Lemon Glow Company) may have to the ownership, licensing, sub-licensing, or marketing rights to the brands and trademarks listed on Schedule A, which may include third party products and brands sold by Licensor and its affiliates as of the Effective Date, and any variations thereof and permitted Improvements thereto; (b) all trademark applications and registrations owned or controlled by Licensor or its affiliates and listed on Schedule A (as may be amended from time to time by mutual agreement of the Parties) (“Licensor Trademarks”) and all Intellectual Property derived from such Licensor Trademarks, together with any and all Improvements thereto, and any Licensor Trademarks applied for or registered therefrom, and (c) with respect to all other Intellectual Property of Licensor or its directly controlled affiliates, all Know-How, Marks, Trade- Secrets and Works that are provided by Licensor to Licensee, pursuant to the terms of this Agreement, reasonably required to enable the marketing, distribution, use and/or sale of Licensed Products, together with any and all Improvements thereto, including without limitation, Trade Secret customer lists and customer information, or other proprietary and confidential product pricing, marketing and customer experience/management methods.

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“Licensed Products” means the goods generally described in Schedule A which may be sold with the aid of Licensed IP including (i) those commercial cannabis products typically sold by Licensor and its affiliates as of the Effective Date, or (ii) commercial cannabis products to be branded with Licensor Marks, including on the Packaging Materials.

“Packaging Materials” means Licensor branded packaging materials supplied solely by Licensor, or vendor designated by Licensor, to Licensee as may be identified on Schedule A.

“Retail Price” means the prevailing industry standard retail price of each of the Licensed Product.

“Specifications” means Licensor’s product and operational standards, quality, style and image, standards and directions, including trademark and copyright notices, relating to the promotion and sale Licensed Products, and including quality control and other standard operating procedures regarding their design, manufacture, promotion, packaging, distribution and sale, as may be set forth in Schedule B as amended in writing by the Parties from time to time.

“Territory” means the State of California.

“Wholesale Price” means the prevailing industry standard wholesale price of each Licensed Product at the time of sale of said Licensed Product, provided that such price shall not be less than fifty percent (50%) of the Retail Price of the same Licensed Product.

ARTICLE II

LICENSE; SPECIFICATIONS; COMPLIANCE

Section 2.01 License Grant; Objective of License. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a non-exclusive license to use the Licensed IP to market, sell, and distribute Licensed Products solely in the Territory (“License”). The License includes, without limitation, Licensor’s granting to Licensee (a) a non-exclusive right and license to use any strain or trade names used in connection with Licensed Products, and (b) a non- exclusive right and license to use any Licensor Trademarks in connection with the sale of the Licensed Products in the State of California. No rights are conveyed or licensed to Licensee for any activities or conduct occurring directly or indirectly outside the Territory. The objective is for Licensee to utilize the Licensed IP to obtain and maintain all required cannabis licenses and permits and operate the Licensee’s commercial cannabis business through consultation with Licensor or its designated affiliates (including without limitation Nug Avenue, SugarRush, or Lemon Glow) for exploitation in Licensee’s branded channels. The Licensed Products will be sold at retail(“Retail”) to customers pursuant to Applicable Laws for the purpose of increasing the presence of the Licensed Products and Licensee’s goodwill in the Territory. Licensor will retain the right to reasonably determine what types of Licensed Products shall be subject to this Agreement. Licensor shall be permitted to set minimum or maximum suggested retail prices for Licensed Products bearing the Licensed IP at its reasonable discretion and in accordance with past commercial experience and practice.

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Section 2.02 Terms of Use; Ownership of Licensed IP.

(a) Licensee is permitted to use the Licensed IP only in connection with the sale of Licensed Products exclusively within the Territory.

(b) Licensee shall only use Packaging Materials in connection with Licensed Products branded with Licensor Trademarks.

(c) Licensee acknowledges and agrees that Licensor is the sole owner of all Licensed IP, with the exception of any third-party products or brands that may be licensed by Licensor for sublicense to licensee, including without limitation Licensor Data, Know-How or Trade Secrets used to sell third party products and brands. Licensee acknowledges and agrees that Licensor has borne the cost and expense of the development, enhancement, maintenance, protection and exploitation of Licensor IP prior to the Effective Date and shall continue to bear the majority of such costs during the Term, and therefore Licensor has proprietary rights in such Licensor IP as further described herein.

(d) Nothing contained herein shall be construed as an assignment or grant to Licensee of any title or ownership interest in or to the Licensed IP. All rights in the Licensed IP not expressly granted to Licensee under this Agreement are expressly reserved by Licensor for itself or its Affiliates. This Agreement confers no license or rights by implication, estoppel, or otherwise under any intellectual property connected to this Agreement.

(e) All advertising, artwork, designs and derivative works involving the Licensed IP, or any reproduction thereof, shall, notwithstanding their invention or use by Licensee, be and remain the property of Licensor; provided, however that such items shall automatically become part of the Licensed IP, and Licensee shall be entitled to use them to the extent permitted by this Agreement and for archival and historical purposes. Notwithstanding the foregoing, Licensee’s Intellectual Property and any Improvements to Licensee’s Intellectual Property which does not involve Licensed IP shall remain Licensee’s sole property.

(f) Licensee may not make any changes or substitutions to Licensor Trademarks unless directed by Licensor in writing. Licensor reserves the right to change Licensor Trademarks and other Licensed IP at any time. Upon receipt of written notice from Licensor to change Licensor Trademarks and/or other Licensed IP, Licensee shall cease using the former Licensed IP and commence using the new Licensed IP.

(g) Licensee acknowledges that Licensor is entering into this Agreement not only in consideration of License fees or royalties to be paid, but also for the promotional value and goodwill to be gained by Licensor and its affiliates as a result of the enhanced sale of Licensed Products under this Agreement. Further, Licensee recognizes the great value of any and all goodwill associated with the Licensed IP and acknowledges that any and all goodwill derived from the use by Licensee of the Licensed IP will inure to the sole benefit of Licensor, its affiliates, or the owners of any related third-party Marks.

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(h) Licensee may not execute any agreement, contract, registration or any document that indicates or implies that it owns or has an ownership interest in Licensed IP. Licensee shall not dispute or challenge, or assist any person, entity or organization in disputing or challenging Licensor’s rights in and to Licensed IP. Licensee will promptly notify Licensor in writing of any infringement of or challenges to Licensed IP which come to Licensee’s attention. Licensee shall not, on its own, cause or support, directly or indirectly, a third party, other than Licensor or Licensor’s authorized agents, to file any application or seek registration of Licensor Trademarks, alone or in combination with other words and/or symbols, or any similar mark anywhere in the world. Licensee shall not grant or attempt to grant a security interest in, or otherwise encumber, the Licensed IP or record any such security interest or encumbrance against any application or registration regarding the Licensor Trademarks in the United States Patent and Trademark Office or elsewhere in the world.

Section 2.03 Specifications.

(a) Licensee acknowledges and is familiar with the high standards, quality, style and image of Licensor and Licensee shall ensure that the sale of Licensed Products and its use of the Licensed IP conform to Licensor standards or Specifications. Licensee shall not use the Licensed IP on or in association with any product, device or service other than the Licensed Products or not in accordance with Specifications. The Parties shall collaborate directly on the Licensee’s application of the Licensed IP and the production and placement of Licensor Trademarks on Products. Any use of Licensor Trademarks shall be subject to Licensor’s written approval, which shall not be unreasonably withheld if used in a manner consistent with Specifications or the standards and practices of Licensor’s affiliates.

(b) Packaging Materials provided by Licensor shall be used by Licensee solely for Licensed Products bearing Licensor Trademarks.

(c) Licensee shall use commercially reasonable efforts to ensure that sufficient time and resources are allocated to accommodate the obtaining and maintaining of commercial cannabis licenses permitting the production, marketing and sale of Licensed Products in accordance with the terms of this Agreement.

(d) Licensor, or an authorized vendor of Licensor, shall supply to Licensee, and the Licensee shall obtain exclusively from Licensor, or an authorized vendor of Licensor, any Packaging Materials necessary to package, brand and label Licensed Products as set forth in the Specifications relating to Licensor Trademarks. Licensee shall be solely responsible for any costs associated with Licensee labeling or packaging materials that are required for regulatory compliance within the Territory (the “Licensee Compliance Materials”). Notwithstanding the foregoing, Licensee shall not alter the Packaging Materials in any way without prior written approval from Licensor. Licensee shall pay for production, transportation and storage costs relating to the Licensee Compliance Materials.

(e) Licensee agrees not to sell or resell Packaging Materials, except as used in connection with the Licensed Products as authorized in this Agreement, without the prior written consent of the Licensor.

(f) Licensor shall ensure that Packaging Materials comply with Applicable Law; provided, however, that Licensee shall be responsible for providing Licensor the Licensee Compliance Materials and ensuring that the finished packaging of the Licensed Products which include the Licensee Compliance Materials complies with Applicable Law.

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(g) Licensee shall ensure that all Licensed Products pass all applicable laboratory testing for regulatory compliance or have been provided with adequate evidence of lab testing, including without limitation certificates of analysis documenting compliance.

Section 2.04 Brand Standards. Any and all Licensed Products., as well as Licensee’s performance hereunder more generally, shall be subject to Licensor quality standards, Specifications and customary marketing standards and policies for all Licensed Products (“Brand Standards”). Brand Standards include, without limitation, the prohibition or restriction on the sale of any Licensed Products at a discount or as part of any promotion seeking to induce a customer to purchase other products that are not subject to the License granted pursuant to this Agreement. Upon reasonable prior notice, Licensee will, subject to the requirements of Applicable Law, allow Licensor to inspect ongoing Retail activities of Licensee relating to the Licensed Products at or on Licensee facilities (including websites and delivery vehicles) to ensure that the Licensee is complying with the Specifications, Brand Standards and Applicable Laws.

Section 2.05 Compliance with Applicable Law.

(a) All sale, distribution, packaging, labeling, and marketing of Licensed Products shall at all times be in compliance with Applicable Law.

(b) If any change to Applicable Law or amendments to Applicable Law have a materially adverse effect on the ability of either Party to carry out its obligations under this Agreement, poses a significant regulatory or other legal risk to either Party, or if it is determined by a Governmental Authority having jurisdiction over either Party that a term or provision contained herein is non-compliant with Applicable Law, such Party, upon written notice, may request renegotiation of this Agreement in good faith to amend this Agreement to the extent reasonably necessary or prudent to address the change in Applicable Law or satisfy existing Applicable Law in a manner that accomplishes the intents and objectives of the Parties, as evidenced by the terms of this Agreement, in all material respects to the greatest extent possible. If the Parties are unable to agree upon an amendment within thirty (30) days after commencing negotiations, either Party may submit the matter to Arbitration pursuant to Section 12.10 of this Agreement.

(c) The Parties agree and acknowledge that no Party makes, will make, or shall be deemed to make or have made any representation or warranty of any kind regarding the compliance of this Agreement with any Federal Cannabis Laws. No Party shall have any right of rescission or amendment arising out of or relating to any non-compliance with Federal Cannabis Laws unless such non-compliance also constitutes a violation of applicable state law as determined in accordance with the Applicable Law or by Governmental Authority, and no party shall seek to enforce the provisions hereof in federal court unless and until the parties have reasonably determined that Applicable Law is fully compliant with Federal Cannabis Laws.

ARTICLE III

ROYALTY FEES; AUTHORIZED RETAILERS; MARKETING; TESTING; TRAINING

Section 3.01 Royalty Fees. In consideration for the License, Licensee shall pay to Licensor the royalty fees set forth in Schedule C (the “Royalty Fees”) to this Agreement.

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Section 3.02 Payment of Royalty Fee. The Royalty Fees shall be paid by Licensee to Licensor no later than thirty (30) days following the sale of any Licensed Products during the applicable royalty period (the “Royalty Period”). The Royalty Fees for each Royalty Period shall be payable no later than thirty (30) days following the expiration of each Royalty Period.

Section 3.03 Late Payments. In the event Licensor does not receive payments due under this Agreement by the due date, Licensee shall pay to Licensor interest on the overdue payment from the date such payment was due to the date of payment is mailed, wired, or transferred at a rate of five percent (5%) per month as a reasonable estimate of Licensor IP maintenance, carry, opportunity, and/or royalty collection costs and related overhead, and not as a penalty.

Section 3.04 Royalty Statement. With regard to each Royalty Fee payment made by Licensee to Licensor during both each a calendar month and calendar quarterly basis during the Term as defined herein, Licensee shall submit to Licensor a statement (“Royalty Statement”) in writing and on a report format mutually acceptable to the Parties that includes all information relevant to the calculation of the applicable Royalty Fee payments, including:

(a)	the period for which the Royalty Fee was calculated;

(b)	a reasonably complete sales report and inventory of all Licensed Products sold or distributed from all sources during the applicable period, and as may be compliant with Applicable Law;

(c)	the wholesale price and retail price of the Licensed Products sold or distributed during the period; and

(d)	a clear, concise and accurate computation of the Royalty Fees.

In addition, each Royalty Statement shall summarize Licensee’s sales, promotion, marketing activities and expenses, including changes in revenue, yield and quality data for Licensed Product and customer lists, and any other information reasonably requested by Licensor.

Section 3.05 Marketing. For any materials which are not Packaging Materials, including additions to Packaging Materials for compliance purposes, Licensee shall send to Licensor all proposed advertising, marketing and promotional materials relating to the Licensed Products not conforming to sales materials generated by Licensor and its affiliates, for Licensor’s prior written approval. Licensor shall notify Licensee within seven (7) days of receipt as to whether Licensor approves such materials. In the absence of a written notice of approval within seven (7) days of receipt of such materials, the materials will be deemed to have been approved by Licensor. With the exception of Packaging Materials as described above, Licensee shall not use any material in the advertising, marketing, or promotion of Licensed Products that has not been expressly approved by Licensor.

Section 3.06 Authorized Retailers. Licensed Products are licensed for ultimate sale at Licensee-owned retail delivery facilities or outlets (“Licensee Owned Retailers”).

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Section 3.07 Testing. Licensee shall arrange for testing of Licensed Products prior to sale as required by Applicable Law.

Section 3.08 Training. Licensor shall provide Licensee not less than five (5) hours of initial in-person training and consulting for Licensee staff on the Licensed IP, Licensed Products, Specifications and Brand Standards, to be completed as requested by Licensee (“Initial Training”) at Licensee’s main facility. Licensor shall provide Licensee staff reasonable remote learning opportunities, as required.

ARTICLE IV

CONFIDENTIAL INFORMATION; NON-CIRCUMVENTION

Section 4.01 Confidential Information. The Parties agree that all Licensed IP that is not in the public domain (for example, the Marks) is Confidential Information. Each Party shall maintain, and use its best efforts to cause its employees, members, agents, and independent contractors to maintain and protect the confidentiality of all Confidential Information with the same care and safeguards used to maintain and protect the confidentiality of its own information of like character, but in no event less than reasonable care under the circumstances. Notwithstanding the foregoing, each Party acknowledges that the other Party may, in its ordinary course of business, be required to disclose all or a portion of the Confidential Information to Recipients, as defined above. Each disclosing Party agrees that any such disclosure shall be limited in scope to the extent commercially practicable and shall not bestow any rights in the Licensed IP, as applicable, to such individuals or entities, and each Party agrees that any such disclosure, properly limited in scope and content, shall not constitute a violation of this provision or breach of this Agreement. The Parties acknowledge that disclosure of the Confidential Information as required pursuant to any local, state, or federal statute, regulation, or other law, or by order of any court of competent jurisdiction or decree of any governmental agency (but only after the disclosing Party has provided the other Party with reasonable written notice and opportunity to take action against any legally required disclosure, including protective orders) shall not constitute a breach of this Agreement.

Section 4.02 Exclusions. The Parties agree that Confidential Information shall not include information which, as proven by written records, (a) is in the public domain without fault of the receiving Party, (b) was known to the receiving Party prior to disclosure by the disclosing Party, (c) is independently developed by the receiving Party, (d) is disclosed to the receiving Party by a third party that is not subject to restrictions on such disclosure.

Section 4.03 Use of Confidential Information. Each Party agrees to use the other Party’s Confidential Information solely in connection with the business relationship between the Parties as described herein and not for any purpose other than as authorized by this Agreement without the prior written consent of an authorized representative of such Party. No other right or license, whether expressed or implied, in the disclosing Party’s Confidential Information is granted to the other Party hereunder. Except as expressly set forth herein, all right, title, and interest in and to the Confidential Information will remain solely with the disclosing Party. In addition, the receiving Party shall promptly notify the disclosing Party of any facts known to the receiving Party regarding any unauthorized disclosure or use of the disclosing Party’s Confidential Information.

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Section 4.04 Return or Destruction of Confidential Information. Upon the expiration or termination of this Agreement for any reason or upon the other Party’s written request, each Party shall promptly: (a) return or destroy, at the other Party’s direction, all material embodying the Confidential Information of the other Party in such Party’s possession, custody or control; and (b)       if requested by the other Party, deliver an affidavit certifying that such Party has complied with the obligations set forth herein.

Section 4.05 Non-circumvention. Neither Party shall use the other Party’s Confidential Information, including without limitation, as regards Confidential Information of Licensee relating to its sourced retailers, to independently pursue, further, or expand other business opportunities, investments, or ventures without the other Party’s prior written consent. The breaching Party agrees to the award of legal and equitable damages without the requirement to post any bond, and disgorgement of profits, where the breaching Party’s use of Confidential Information results in financial or other economic gain to the breaching Party.

Section 4.06 A Party’s breach of any of the promises or agreements contained in this Article IV will result in irreparable and continuing damage to non-breaching, disclosing Party (a “Disclosing Party”) for which there will be no adequate remedy at law, and a Disclosing Party shall be entitled to injunctive relief and/or a decree for specific performance, and such other relief as may be proper (including monetary damages if appropriate) pursuant to Section 12.10, below.

Section 4.07 Survival. This Article IV shall survive any termination or expiration of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.01 Mutual Representations and Warranties. Each Party represents and warrants to the other Party that:

(a) it is duly organized, validly existing, and in good standing as a limited liability company or other entity as represented herein under the Applicable Law of its jurisdiction of incorporation or organization;

(b) the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary organizational action of each Party; and

(c) when executed and delivered by each Party, this Agreement will constitute the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms.

Section 5.02 Licensor’s Representations and Warranties to Licensee. Licensor represents and warrants that:

(a) Licensor has the full right, power and authority to enter into this Agreement and to grant the License;

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(b) Licensor owns all legal rights, title and interest in the Licensed IP; and

(c) The License granted hereunder: (i) does not infringe upon or violate the rights of any third parties; (ii) Licensor has no agreements with any third party or any commitments or obligations which conflict in any way with its obligations under this Agreement; (iii) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Licensed IP has been made against Licensor or, to the present knowledge of Licensor, is threatened; and (iv) Licensor has not received any notice of, nor to the present knowledge of Licensor, are there any facts which indicate to Licensor a likelihood of any infringement by, or conflict with, any third party with respect to the Licensed IP.

Section 5.03 Licensee’s Representations and Warranties to Licensor. Licensee represents and warrants that:

(a) Licensee has the full right, power and authority to enter into this Agreement and to receive the grant of the License;

(b) Licensee shall not operate until it is fully licensed under Applicable Law to conduct commercial cannabis retail delivery activities and sales of the Licensed Products; and

(c) Licensee has no agreements with any third party or any commitments or obligations which conflict in any way with its obligations under this Agreement.

ARTICLE VI

TERM AND TERMINATION

Section 6.01 Term. The initial term of this Agreement shall be five (5) years commencing on the Effective Date (“Initial Term”). This Agreement shall automatically renew upon the expiration of the Initial Term for three successive five (5) year renewal period terms (each a “Renewal Term,” and together with the Initial Term, the “Term”) unless (i) one Party gives the other Party not less than thirty (30) days’ prior written notice that the Term shall expire at the end of the Initial Term or the applicable Renewal Tern; or (ii) this Agreement is terminated earlier in accordance with Section 6.02 of this Agreement. In the event of the termination or expiration of this Agreement, the License granted hereunder to Licensee shall terminate.

Section 6.02 Termination

(a) Events of Termination. This Agreement may be terminated by the applicable Party or Parties as follows:

(i) If one Party materially breaches this Agreement, which breach cannot reasonably be cured or remains uncured for thirty (30) days after the non-breaching Party provides written notice of the breach to the breaching Party (“Notice of Breach”), the non-breaching Party may terminate this Agreement within three (3) days following expiration of such cure period by providing written notice of such termination to the breaching Party;

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(ii) Automatically upon a final, non-appealable decision by a Governmental Authority which would render the activities contemplated hereunder illegal, unenforceable or otherwise commercially impracticable under Applicable Law;

(iii) If the Parties determine that this Agreement does or reasonably could be determined to violate any Applicable Laws applicable to the Parties, their Affiliates, and enforcement for violation of such Applicable Laws is likely to result in substantial civil or criminal liability or otherwise have a material and detrimental effect on the Parties;

(iv) Immediately in the event that the obligations of the Parties and the transactions contemplated under this Agreement cease to be legal under Applicable Law, or if there is risk of federal prosecution for violation of federal law, excluding Federal Cannabis Law, even if the Parties are fully compliant with Applicable Law and such prosecution may result in incarceration, criminal and civil penalties and/or forfeiture of property; or

(v) Immediately as provided in section 12.02.

(b) Effects of Expiration or Termination. With the exception of Section 6.02(c) below, upon termination or expiration of this Agreement: (i) all licenses granted to Licensee herein shall terminate; (ii) Licensee shall cease all use of the Licensed IP; (iii) each Party shall within thirty (30) days return or destroy all tangible or retrievable materials containing or constituting Confidential Information of the other Party; and (iii) each Party will pay, as and when due, any sums then currently due to the other under this Agreement. Any such termination or expiration of this Agreement shall not alter or otherwise effect any other written agreements between the Parties of any nature, unless agreed to in a separate writing by the Party agreeing to such other, additional or amended unrelated agreements.

(c) Sell-Off Period. With the exception of Section 6.02(b)(ii) and (iv) above, upon termination or expiration of this Agreement the Licensee shall have sixty (60) days (the “Sell-Off Period”) to sell any Licensed Product in Licensee’s possession or which is a work- in-process at the time of expiration or termination (to the extent Licensee is legally permitted to do so and the Licensed Products meet the quality standards) and in accordance with the terms and conditions of this Agreement. Any Licensed Products sold by Licensee during the Sell-Off Period shall be subject to the Royalty Fee described in Section 3.01 of this Agreement.

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ARTICLE VII

INDEMNIFICATION

Section 7.01 Indemnification of Licensor. Licensee agrees to defend, indemnify and hold harmless Licensor and its officers, directors, employees, agents and representatives from and against any and all third party claims, losses and liabilities (including, without limitation, reasonable attorney’s fees and disbursements), judgments, damages, demands, lawsuits or similar actions or proceedings brought against or otherwise negatively impacting Licensor (each, a “Licensor Claim”) related to or arising out of (a) the breach of any of Licensee’s representations, warranties or covenants hereunder, (b) Licensee’s gross negligence or willful misconduct; (c) any alleged defects or dangers inherent in the Licensed Products or the use thereof that is not solely attributable to the Licensed IP as provided by Licensor; (d) any injuries or damages to purchasers, users, or consumers of Licensed Products or arising from or related to the use of the Licensed Products that is not solely attributable to the Licensed IP as provided by Licensor; (e) any false or misleading claims made by Licensee, its employees, agents, representatives, or Affiliates in connection with the use of Licensed IP, and/or Licensed Products; or (f) Licensee’s material violation of Applicable Law.

Section 7.02 Indemnification of Licensee. Licensor agrees to defend, indemnify and hold harmless Licensee and its officers, directors, employees, agents and representatives from and against any and all third party claims, losses and liabilities (including, without limitation, reasonable attorney’s fees and disbursements), judgments, damages, demands, lawsuits or similar actions or proceedings brought against or otherwise negatively impacting Licensee (each, a “Licensee Claim”) related to or arising out of (a) the breach of any of Licensor’s representations, warranties or covenants hereunder; (b) Licensor’s gross negligence or willful misconduct; (c) any injuries or damages to purchasers, users, or consumers of Licensed Products or arising from or related to the use of the Licensed Products that is solely attributable to the Licensed IP as provided by Licensor; and (d) any claims by a third party that the Licensed IP infringes on such third-party’s intellectual property rights.

Section 7.03 Indemnification Procedures. If a Party (the “Indemnified Party”) seeks indemnification under the terms and conditions of this Article VII from the other Party (the “Indemnifying Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the claim for which indemnification is sought (whether a direct claim brought by the Indemnified Party or a third party claim brought against the Indemnified Party) upon becoming aware of a claim. The Indemnifying Party shall promptly assume control of the defense and investigation of such claim, with counsel reasonably acceptable to the Indemnified Party, and the Indemnified Party shall reasonably cooperate with the Indemnifying Party in connection therewith, in each case at the Indemnified Party’s sole cost and expense. The Indemnified Party may participate in the defense of such claim, with counsel of its own choosing and at its own cost and expense. The Indemnifying Party shall not settle any such claim on any terms or in any manner that adversely affects the rights of any indemnified Party without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed). If the Indemnifying Party fails or refuses to assume control of the defense of such claim, the Indemnified Party has the right, but no obligation, to defend against such claim, including settling such claim after giving notice to the Indemnifying Party, in each case in such manner and on such terms as the Indemnified Party may deem appropriate. Neither the Indemnified Party’s failure to perform any obligation under this Section 7.03 nor any Indemnified Party’s act or omission in the defense or settlement of any such claim will relieve the Indemnifying Party of its obligations under this Section 7.03, including with respect to any losses, except to the extent that the Indemnifying Party can demonstrate that it has been materially prejudiced as a result thereof.

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ARTICLE VIII

LIMITATION OF LIABILITY

Section 8.01 Limitation of Liability. EXCEPT IN CASES OF WILLFUL OR INTENTIONAL ACTS, IN NO EVENT SHALL EITHER PARTY (INCLUDING EACH OF ITS AFFILIATES, SUCCESSORS, ASSIGNS, OFFICERS, DIRECTORS, MANAGERS, OWNERS, EMPLOYEES, CUSTOMERS AND AGENTS) BE LIABLE TO THE OTHER FOR THE PAYMENT OF ANY CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES, OR LOST PROFITS, BUSINESS OR REVENUE, EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THIS SECTION 8.01 DOES NOT LIMIT EITHER PARTY’S INDEMNITY AND DEFENSE OBLIGATIONS UNDER ARTICLE VII HEREIN, INCLUDING FOR ANY CLAIMS BY THIRD PARTIES FOR THE PAYMENT OF ANY CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES, OR LOST PROFITS, BUSINESS OR REVENUE. LICENSEE AGREES THAT UNDER NO CIRCUMSTANCES SHALL LICENSOR’S LIABILITY UNDER THIS AGREEMENT EXCEED THE FEES PAID BY LICENSEE TO LICENSOR UNDER THIS AGREEMENT DURING THE PERIOD OF TIME IMMEDIATELY PRECEDING THE DATE UPON WHICH THE RELATED CLAIM AROSE.

ARTICLE IX

QUALITY CONTROL; RECALL; RECORDS; AUDIT

Section 9.01 Quality Control.

(a) Approval of Licensed IP Usage. Licensee shall provide Licensor with at least thirty (30) days prior written notice of the anticipated start date of the Retail sales by Licensee pursuant to Applicable Law and at least seven (7) days prior written notice of any anticipated sale or promotion dates planned by the Licensee to allow Licensor or its designated representative to inspect or review the related use of Licensed IP hereunder.

(b) Inspection of Facilities. Licensee shall permit Licensor at all reasonable times and on reasonable notice to inspect Licensee’s licensed business premises to ensure compliance with the quality standards, Brand Standards or any other Specifications or requirements set forth in this Agreement.

(c) Damaged or Defective Products. Licensee shall not sell, market, distribute, or use for any purpose, or permit any third party to sell, market, distribute, or use for any purpose, any Licensed Products which are damaged or defective.

(d) Complaints. Licensee shall maintain a system for tracking details of any complaints it has received relating to adverse health events, physical injuries or other damages allegedly caused by Licensed Products together with reports on the manner in which such complaints are being, or have been, dealt with and shall comply with any reasonable directions given by Licensor in respect thereof.

Section 9.02 Product Recall.

(a) Licensee agrees to take all reasonable steps, which may include, without limitation, product recalls, to abate any health or safety risks posed by the Licensed Products as expeditiously as possible. Upon Licensor’s written request, Licensee shall provide to Licensor for Licensor’s review and approval, a copy of Licensee’s recall program for the Licensed Products. Licensee has complete responsibility for determining if a product recall is required.

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(b) Licensee shall recall any non-conforming Licensed Products from the marketplace and dispose of them in any manner required or allowed by Applicable Law. Licensee shall be solely responsible for all expenses and costs arising from or related to recall of the Licensed Products.

Section 9.03 Records. Licensee shall:

(a) Keep accurate records in sufficient detail to reflect its operations under this Agreement; and

(b) Retain the records for at least seven (7) years after the close of the period to which they pertain, or for such period as required under Applicable Laws, whichever period is longer.

Section 9.04 Audits.

(a) Upon Licensor’s request, but no less than four (4) times per contract year (beginning upon the Effective Date), and upon reasonable notice, Licensee shall allow Licensor access during regular business hours to records, reports and other information directly relating to this Agreement, as may be reasonably necessary to verify Licensee’s performance under this Agreement.

(b) The auditor will be chosen by Licensor and will be given full access to all business, accounting, financial, packaging, transportation, logistics, distribution, customer lists and purchase records directly pertaining to this Agreement upon execution of an appropriate confidentiality agreement specified by the Parties, and any activities of any such auditor shall be subject to Applicable Law.

(c) All such audits shall be conducted in a manner so as to minimally interfere with Licensee’s operations. All audits shall be the financial responsibility of Licensor unless such audit discloses a liability for payment of monthly or quarterly Royalty Fees of five percent (5%) or more in excess of the Royalty Fee actually paid by Licensee for the applicable period; or, if Licensee fails to timely deliver a required report following written notice of non-receipt of that report, in addition to paying the amount of the deficiency, Licensee shall pay Licensor’s costs of the examination revealing the shortfall.

ARTICLE X

ASSIGNMENT; RELATIONSHIP OF PARTIES

Section 10.01 Limitation on Assignment and Sublicensing. No Party may assign any right or obligation under this Agreement to any person or entity without the express written consent of the other Party; provided, Licensor’s delegation of any of its obligations hereunder to an affiliate shall not be deemed an assignment. Any purported assignment or sublicense in contravention of these terms shall be void ab initio and shall be grounds for Licensor to terminate this Agreement for breach. This Agreement shall otherwise be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors, and permitted assigns.

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Section 10.02 Party Relationship. Nothing herein shall be construed to create a relationship between Licensee and Licensor in the nature of profit-sharing, joint venture, principal/agent, employment or any other relationship that might impose liability on either Party for the other Party’s past, present or future debts, liabilities, obligations, acts or omissions. The Parties acknowledge and agree that nothing contained in this Agreement shall be construed to create a franchise or make either Party the franchisee of the other. Licensee acknowledges and agrees that the marketing system it intends to use with regards to the Licensed Products has not been, nor will it be, prescribed in substantial part by Licensor. Each Party hereby releases any and all claims that the other Party has violated any franchise disclosure or other franchisor obligation in connection herewith.

ARTICLE XI

INSURANCE

Section 11.01 Insurance. Licensee shall obtain and maintain during the Term and for twelve (12) months after the Term, from reputable insurance companies, general liability insurance with coverage amounts no less than $1,000,000 per occurrence and $2,000,000 in the annual aggregate and product liability insurance coverage with coverage amounts no less than $1,000,000 per occurrence and $2,000,000 in the annual aggregate. Licensee shall name Licensor as an additional insured on these insurance policies and shall provide Licensor not less than twenty (20) days of any material change in the terms and conditions of such coverage.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Governing Law, Jurisdiction and Venue. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of California..

Section 12.02 Bankruptcy. Each Party shall have the right, upon five (5) days written notice to the other, to terminate this Agreement in the event of any of the following: (a) the other Party files a petition in bankruptcy, or is adjudicated bankrupt, (b) a petition in bankruptcy is filed against the other Party and is not dismissed within thirty (30) days thereof, (c) the other Party becomes insolvent, (d) the other Party makes an assignment for the benefit of creditors, or files a petition or other relief under or pursuant to any federal or state bankruptcy, insolvency, or reorganization statute or procedure, or (e) a custodian, receiver or trustee is appointed for the other Party in any bankruptcy or related proceeding, and such receivership is not discharged within thirty (30) days thereafter.

Section 12.03 Entire Agreement. This Agreement, together with any and all exhibits and other attachments hereto, is the final integration of the agreement between the Parties with respect to the matters covered by it and supersedes any prior understandings or agreements, oral or written, with respect thereto. The Parties acknowledge that there have been no representations, warranties, promises, guarantees or agreements, express or implied, except as set forth in this Agreement.

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Section 12.04 Severability. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason: (a) such invalidity or unenforceability shall not affect any other provision of this Agreement, (b) the remaining terms, covenants and conditions hereof shall remain in full force and effect and (c) any court of competent jurisdiction may so modify the objectionable provision as to make it valid and enforceable. Federal Cannabis Laws shall not be a basis for the invalidity or unenforceability of this Agreement.

Section 12.05 Amendments. The provisions of this Agreement may only be amended or modified by a writing executed by the Parties hereto.

Section 12.06 No Waiver of Rights. Except as otherwise expressly provided herein, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement made by the other Party. No delay or omission to exercise any right, power or remedy accruing to any Party hereunder shall be construed to be a waiver of any such breach or default, or any acquiescence therein, or a waiver of any similar breach or default theretofore or thereafter occurring. This Agreement may not be amended, modified or changed except in writing signed by all Parties.

Section 12.07 Headings. Headings of articles, sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

Section 12.08 Force Majeure. No Party shall be considered in default or be liable to the other Party for any delay in performance or non-performance caused by circumstances beyond the reasonable control of such Party, including but not limited to acts of god, explosion, fire, flood, severe drought, civil unrest, war, whether or not declared, accident, labor strike or labor disturbances, terrorist activities, inability to procure supplies from third party vendors, sabotage, orders or decrees of any court, or actions of any government authority. For the avoidance of doubt, the COVID-19 pandemic, the governmental regulatory response and its economic effects (the “COVID-19 Pandemic”) shall not be considered force majeure hereunder. Also, no party may avoid liability or default for any delay in performance or non-performance under any common law defense or assert any defense based upon a condition precedent related to the COVID-19 Pandemic.

Section 12.09 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one instrument. A facsimile or other electronic copy of a signature on this Agreement shall be acceptable as and deemed to be an original signature.

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Section 12.10 Dispute Resolution.

a)	Disputes. The Parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement, including without limitation the determination of the scope or applicability of this Agreement to arbitrate (each, a “Dispute”), promptly by negotiation between executives who have authority to settle the controversy. Each Party may give the other Party written notice of any Dispute not resolved in the normal course of business. Within fifteen (15) days after delivery of the written notice, the receiving Party shall submit to the other a written response. The notice and response shall include with reasonable particularity (i) a statement of each Party’s position and a summary of arguments supporting that position, and (ii) the name and title of the executive who will represent that Party and of any other person who will accompany the executive. Within thirty (30) days after delivery of the written notice, the executives of both Parties shall meet at a mutually acceptable time and place. Unless otherwise agreed in writing by the negotiating Parties, the above-described negotiation shall end at the close of the first meeting of executives described above (“First Meeting”). Such closure shall not preclude continuing or later negotiations, if desired.

b)	Arbitration. If the Parties do not agree on a written resolution of a Dispute pursuant to the procedures set forth in Section 12.10(a) by the end of the First Meeting, then, except as otherwise provided in this Agreement, any Dispute shall be submitted to binding arbitration in Los Angeles, California in accordance with the rules of JAMS (formerly known as Judicial Arbitration and Mediation Services, Inc.) by a single arbitrator mutually chosen by the Parties in writing, who shall be a retired judge or litigator with ten (10) years or more of experience with claims similar to the Dispute (provided, that lack of experience with claims involving the cannabis industry shall not be a cause for disqualification). If the Parties cannot agree on an arbitrator, JAMS shall provide a list of six (6) candidates, and each Party shall take turns striking candidates (beginning with the Party who received the notice of arbitration) until there is a single arbitrator. The costs of the arbitration, including any JAMS administration fee, the arbitrator’s fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration; provided that all costs and expenses of the dispute, including arbitrator fees and reasonable attorneys’ fees and costs incurred, shall be awarded to the prevailing or most prevailing party as determined by the arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law. The arbitrator shall render a written opinion not later than thirty (30) days after conclusion of the arbitration proceedings setting forth a determination of award, if any, and the basis for awarding (or not awarding) the relief sought by the Parties, including findings of fact and conclusions of law. If JAMS refuses to arbitrate a Dispute, the Parties shall cooperate in good faith to find an alternative arbitrator reasonably acceptable to the Parties in writing. An arbitrator exceeds his or her powers by voiding or refusing to enforce any contracts or arbitration agreements between Parties based solely on the cannabis- related nature of the contract.

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c)	Equitable Remedies. Notwithstanding anything to the contrary herein, each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

d)	Attorneys’ Fees. If any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys’ fees and expenses and court costs.

e)	Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided herein to the contrary.

f)	Waiver of Right to Trial by Jury. BY AGREEING TO BINDING ARBITRATION PURSUANT TO THIS SECTION 12.10, THE PARTIES IRREVOCABLY AND VOLUNTARILY WAIVE ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY DISPUTE. THE PARTIES AGREE AND UNDERSTAND THAT THE EFFECT OF THIS SECTION 12.10 IS THAT THEY ARE GIVING UP THE RIGHT TO TRIAL BY JURY.

Section 12.11 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made(a) three (3) business days after being sent by registered or certified mail, return receipt requested, (b) upon delivery if hand delivered, (c) one business day after being sent by prepaid overnight courier with guaranteed delivery, with a record of receipt, or (d) upon transmission with confirmed delivery if sent by facsimile or upon transmission if sent by email before 5:00 p.m. recipient’s local time on a business day, otherwise on the next Business Day, in each case, to the appropriate address or number as set forth below:

If to Licensor:	If to Licensee:

Sugarmade, Inc.	SugarRush 5058 LLC.
Attention: Jimmy Chan	Attention: Zarian Hadley
750 Royal Oaks Drive, Suite 108	5058 Valley Blvd.
Monrovia, CA 91016	Los Angeles, CA. 90032
jimmy@sugarmade.com	Email: zarianh@gamil.com

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With a copy to:
D|R Welch Attorneys at Law
Address: 500 S. Grand Avenue, 18th Floor,
Los Angeles, California, 90071
(Attn: Molly Pitluck)
mpitluck@drwelchlaw.com

Section 12.12 Surviving Obligations. All obligations under this Agreement that are continuing in nature shall survive the termination or conclusion of this Agreement, including without limitation, Article I, Section 2.02, Article IV, Article VII, Article VIII, Article IX, Article XI and Article XII.

Section 12.13 Rules of Construction. The Parties have had the opportunity to retain independent legal and financial counsel with respect to the negotiation of this Agreement. They have independently, separately, and freely negotiated each and every provision of this Agreement as if all Parties drafted it, and therefore, waive any statutory or common-law presumption that would serve to have this document construed in favor of, or against, any Party.

[signature page follows]

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IN WITNESS WHEREOF, Licensee and Licensor have executed this Agreement effective as of the date first above written.

LICENSEE: SUGARRUSH 5058 LLC
a California limited liability company

By:	Zarian Hadley
Member

LICENSOR: SUGARMADE, INC.,
a California corporation

By:	Jimmy Chan
Chief Executive Officer

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SCHEDULE A

LICENSED IP; LICENSED PRODUCTS

Licensed IP can be generally described and broken down by category by subsections (A., B., etc.) as follows. Licensor and Licensee shall review and amend this Schedule from time to time as reasonably required to document their mutual performance of this Agreement.

A. Licensor Trademarks:

Federal Mark	U.S. Application Serial No.

California Mark	Reg. No.

Common Law Mark	Date(s) of first use

Any product or service bearing Licensor Trademarks used by Licensee with Licensor’s written permission as provided herein is also a Licensed Product.

B.	Licensed Products (and Marks): As of the Effective Date, Licensor and its affiliates commonly distribute the commercial cannabis products found at subsection C., attached. Licensee acknowledges that these products may be third party products or brands purchased by Licensor or its affiliates at wholesale for resale. Licensor shall make reasonable efforts to assist Licensee in procuring the same or a similar range of products for resale and shall also assist in any related licensing or sub-licensing of any related Marks not conveyed to Licensee via such wholesale purchases.

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SCHEDULE A (cont’d)

C.	Licensed Products:

[insert list of products in inventory at Nug Avenue as of Effective Date]

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SCHEDULE A (cont’d)

PROPRIETARY AND CONFIDENTIAL; NEED TO KNOW DISTRIBUTION ONLY

D.	Trade Secrets (Data, Know-How): Licensor Trade Secrets (including without limitation Data and Know-How) are generally referred to or listed here in accordance with the Confidentiality provisions at Article IV. Further disclosures or correspondence shall be made separately in accordance with Article IV.

1.	Data: Customer data and metadata on purchasing patterns involving commercial cannabis products in general, and Licensed Products in particular. Licensor will provide sales Data collected by Licensor affiliates to Licensee as provided in this Agreement.

2.	Know-How: Licensor and affiliate marketing methods and SOP related to customer experience/management, order processing and fulfillment, including via use of the Data referred to above.

3.	[other; TBD]

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SCHEDULE B

SPECIFICATIONS

Minimum Brand Standard Requirements for Use of the Licensed IP

Additional Requirements for Use of the Licensed IP

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SCHEDULE C

ROYALTY FEES (as a percentage of Revenues)

Licensed Products Royalty shall be equal to twelve percent (12%) of the Licensee’s Revenues derived from sales of the Licensed Products and use of related Licensor IP during the Term to compensate Licensor for Licensed IP research, development, enhancement, maintenance, protection and carry costs, as well as the costs of marketing and sales of Licensed Products by Licensor affiliates.

For the purposes of this Agreement, “Revenues” shall mean shall be total gross sales of Licensed Products, without any reductions for standard gross to net (“GTN”) adjustments.

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